UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

ioneer Ltd
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

46211L101(1)
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) The CUSIP reported herein applies to the Issuer’s American Depositary Shares, each representing 40 ordinary shares.

CUSIP No. 46211L101

1.	NAMES OF REPORTING PERSONS Sibanye Stillwater Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 145,862,742(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 145,862,742(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,862,742(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.95%(3)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(2)	Represents 145,862,742 ordinary shares held by Sibanye Battery Metals Proprietary Limited, a wholly owned subsidiary of Sibanye Stillwater Limited.
(3)	Reflects the percentage calculated based upon 2,098,338,267 ordinary shares outstanding as of December 31, 2022, as reported in the half year financial report on Form 6-K of ioneer Ltd filed with the Securities and Exchange Commission on February 27, 2023.

1.	NAMES OF REPORTING PERSONS Sibanye Battery Metals Proprietary Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 145,862,742
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 145,862,742

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,862,742
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.95%(4)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(4)	Reflects the percentage calculated based upon 2,098,338,267 ordinary shares outstanding as of December 31, 2022, as reported in the half year financial report on Form 6-K of ioneer Ltd filed with the Securities and Exchange Commission on February 27, 2023.

Item 1(a). Name of Issuer:

ioneer Ltd

Item 1(b). Address of Issuer’s Principal Executive Offices:

Suite 5.03, Level 5

140 Arthur Street

North Sydney, NSW 2060

Australia

Item 2(a). Name of Person Filing:

Sibanye Stillwater Limited

Sibanye Battery Metals Proprietary Limited

Item 2(b). Address of Principal Business Office or, if None, Residence:

Sibanye Stillwater Limited

Constantia Office Park

Bridgeview House, Building 11, Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park, 1709

South Africa

Sibanye Battery Metals Proprietary Limited

c/o Sibanye Stillwater Limited

Constantia Office Park

Bridgeview House, Building 11, Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park, 1709

South Africa

Item 2(c). Citizenship:

Sibanye Stillwater Limited: Republic of South Africa

Sibanye Battery Metals Proprietary Limited: Republic of South Africa

Item 2(d). Title of Class of Securities:

Ordinary shares, no par value

Item 2(e). CUSIP Number:

46211L101

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 145,862,742

(b)	Percent of class: 6.95%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 145,862,742

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 145,862,742

As of the date hereof, Sibanye Battery Metals Proprietary Limited directly owned 145,862,742 ordinary shares of the Issuer. Sibanye Battery Metals Proprietary Limited is a wholly owned subsidiary of Sibanye Stillwater Limited. Accordingly, Sibanye Stillwater Limited may be deemed to indirectly beneficially own 145,862,742 ordinary shares of the Issuer held by Sibanye Battery Metals Proprietary Limited.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2023

Sibanye Stillwater Limited

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer

Sibanye Battery Metals Proprietary Limited

By:	/s/ Bryony Watson
Name:	Bryony Watson
Title:	Director